NEC

04 FEB 17 AM 7:21

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan



February 10, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,

Hisashi Saito

Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures


NEWS
RELEASE


NEC

Contacts:

Media Relations
Hisashi Saito / Seiko Yabuuchi
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

Investor Relations
Hiromichi Nakanishi / Yuko Kimoto / Taro Kusakabe
NEC Electronics Corporation
+81-44-435-1664
ir@necel.com

NEC Electronics Announces Combined Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2004

KAWASAKI, Japan, January 27, 2004 — NEC Electronics Corporation (TSE: 6723) today announced its combined financial results for the third quarter of the fiscal year ending March 31, 2004.

Table of Contents:

I. Overview: Combined Financial Results

<Third Quarter>

	Three months ended December 31, 2003	% of net sales	(Reference) Three months ended December 31, 2002	% of net sales
	Billions of yen	%	Billions of yen	%
Net sales	**175.2**	100.0	185.6	100.0
Operating income	**15.5**	8.9	11.5	6.2
Income before income taxes	**13.8**	7.9	7.3	4.0
Net income	**8.3**	4.8	4.7	2.6
Net income per share of common stock:	Yen		Yen	
Basic:	**67.66**		47.47	
Diluted:	**67.66**		47.47	

<Nine Months>

	Nine months ended December 31, 2003	% of net sales	(Reference) Nine months ended December 31, 2002	% of net sales	(Reference) Full fiscal year ended March 31, 2003	% of net sales
	Billions of yen	%	Billions of yen	%	Billions of yen	%
Net sales	**523.3**	100.0	551.4	100.0	725.0	100.0
Operating income	**40.8**	7.8	25.8	4.7	30.2	4.2
Income before income taxes	**33.3**	6.4	13.8	2.5	15.0	2.1
Net income	**20.4**	3.9	9.8	1.8	9.6	1.3
Net income per share of common stock:	Yen		Yen		Yen	
Basic:	**179.01**		98.93		96.22	
Diluted:	**179.01**		98.93		96.22	

	As of December 31, 2003	As of September 30, 2003	As of March 31, 2003
	Billions of yen	Billions of yen	Billions of yen
Total assets	**746.3**	733.3	655.4
Shareholders' equity	**356.6**	347.7	238.9

(Notes)
1. The figures are rounded off in 100 million yen.
2. NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.
3. Results for the fiscal year ended March 31, 2003, nine months ended December 31, 2002, and three months ended December 31, 2002 are formulated, for the sake of comparison, as if NEC Electronics existed as an independent company prior to November 1, 2002 (the date NEC Electronics was established).

II. Combined Financial Results for the Nine Months Ended December 31, 2003

(Summary)

Name of Stock Exchange: Tokyo Stock Exchange (First section) Code No: 6723
Company name: NEC Electronics Corporation (URL http://www.necel.com/)
Representative: Kaoru Tosaka, President
Parent company: NEC Corporation (Code No: 6701) Percentage of shares held by NEC Corporation: 70.0%

1. Significant accounting policies

1) U.S. GAAP applied: Yes
2) Changes in accounting methods recognized in the most-recent consolidated fiscal year: None
3) Changes in scope of consolidation and application of equity method compared with fiscal year ended March 31, 2003:
Added: None Excluded: 1 company

2. Performance in the nine months ended December 31, 2003

1) Results of operations

	Net sales		Operating income		Income before income taxes		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Nine months ended December 31, 2003	**523,340**	**(5.1)**	**40,810**	**58.0**	**33,393**	**141.8**	**20,472**	**106.9**
(Reference) Nine months ended December 31, 2002	551,490	-	25,830	-	13,813	-	9,893	-
(Reference) Full fiscal year ended March 31, 2003	725,093	-	30,203	-	15,090	-	9,622	-

	Net income per share of common stock: Basic	Net income per share of common stock: Diluted
	Yen	Yen
Nine months ended December 31, 2003	**179.01**	**-**
(Reference) Nine months ended December 31, 2002	98.93	-
(Reference) Full fiscal year ended March 31, 2003	96.22	-

(Notes)
1. Percentage figures for net sales, operating income, income before income taxes and net income represent year-on-year changes.
2. Net income per share of common stock for the nine months ended December 31, 2003 is prepared in accordance with accounting principles accepted in the Statement of Financial Accounting Standards ("SFAS") NO.128 "Earnings per share".

3. NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.

2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
As of December 31, 2003	**746,340**	**356,605**	**47.8**	**2,887.50**
(Reference) As of December 31, 2002	625,630	254,633	40.7	2,546.33
(Reference) As of March 31, 2003	655,489	238,927	36.5	2,389.27

[Cash flows]

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Nine months ended December 31, 2003	**96,151**	**(54,310)**	**73,626**	**192,154**
(Reference) Nine months ended December 31, 2002	110,974	(50,090)	(8,493)	64,180
(Reference) Full fiscal year ended March 31, 2003	124,832	(56,553)	(1,999)	78,216

*Results for the fiscal year ended March 31, 2003 and the nine months ended December 31, 2002 are formulated, for the sake of comparison, as if NEC Electronics existed as an independent company prior to November 1, 2002 (the date NEC Electronics was established).

3. Targets for the fiscal year ending March 31, 2004

	Net sales	Income before income taxes	Net income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year ending March 31, 2004	705,000	44,000	26,000

(Note)
Net income per share of common stock (forecast) for fiscal year ending March 31, 2004: 210.53 yen

Please refer to page 14 for more information on the assumptions used in formulating the above forecasts and other related matters.

III. Results of Operations and Financial Condition

1. Overview of the third quarter ended December 31, 2003 and full-year forecasts

During the third quarter, the three-month period ended December 31, 2003, the global economy continued to stage a recovery on the whole. The U.S. economy, in particular, saw signs of a robust recovery, including favorable consumer spending and a strong upsurge in capital investment. This was partly underpinned by beneficial policies such as additional tax and interest-rate cuts. Other regions also showed signs of an upturn in general economic conditions. A turnaround in Asian economies was fueled by export growth, while European economies bottomed out, heading toward a gradual recovery.

The third quarter was another period of moderate recovery for Japan's economy as well. Exports, mainly to other Asian regions, were the primary growth engine, supported by growth in capital investment facilitated by improved corporate earnings and healthy consumer spending at home. The semiconductor market held firm thanks to growing demand for PCs, mobile handsets, digital audio-visual (AV) products such as digital cameras, DVD recorders and flat-screen TVs. However, the outlook for a sustainable economic recovery and further growth is still uncertain. The main causes for concern include the risk of the yen's further appreciation, as well as excessive employment, overcapacity in production, and heavy debt loads.

In this business environment, NEC Electronics recorded combined net sales of 175.2 billion yen, down 10.3 billion yen year on year. This was primarily due to the yen's appreciation and a sharp decline in sales of semiconductors used in game consoles. Another factor was the continued downsizing of our non-core consignment sales business. These declines were partly offset by favorable sales of semiconductors for use in mobile phone applications and PC peripherals.

However, combined operating income increased 3.9 billion yen to 15.5 billion yen. This mainly reflected improved productivity due to higher utilization of production lines, shift to products with higher added value, and cost reductions in the form of lower materials costs, which outweighed the decline in sales. Combined income before income taxes rose 6.4 billion yen to 13.8 billion yen. Combined net income was 8.3 billion yen, up 3.6 billion yen year on year.

NEC Electronics' forecast for its consolidated financial results of the fiscal year ending March 31, 2004 is as follows:

<Consolidated>

		Comparison with the previous fiscal year	Change from October announcement
	Billions of yen	%	Billions of yen
Net sales	705.0	(3)	-
Operating income	53.0	75	3.0
Income before income taxes	44.0	192	-
Net income	26.0	170	-

2. Breakdown of net sales by end-market applications (unaudited)

	Three months ended Decmber 31, 2003	% of net sales	Y-o-Y % change	(Reference) Three months ended December 31, 2002	% of net sales	Increase (decrease)
	Millions of yen	%	%	Millions of yen	%	Millions of yen
Communications	**36,967**	21.1	38.4	26,704	14.4	10,263
Computing and Peripherals	**36,975**	21.1	31.3	28,154	15.2	8,821
Consumer Electronics	**23,246**	13.3	(37.7)	37,295	20.1	(14,049)
Automotive and Industrial	**21,630**	12.3	1.9	21,227	11.4	403
Multi-market ICs	**18,081**	10.3	(20.2)	22,654	12.2	(4,573)
Discrete, Optical, and Microwave Devices	**29,789**	17.0	(2.0)	30,392	16.4	(603)
Subtotal	**166,688**	95.1	0.2	166,426	89.7	262
Other	**8,608**	4.9	(55.2)	19,200	10.3	(10,592)
Total	**175,296**	100.0	(5.6)	185,626	100.0	(10,330)

Communications

Net sales: 36.9 billion yen (up 38.4%)

Net sales of semiconductors for communications applications increased 38.4% year on year to 36.9 billion yen. This application area encompasses semiconductors for routers, mobile-phone base stations and other broadband networking equipment, as well as semiconductors for mobile handsets.

Third-quarter sales of baseband LSIs for mobile handsets, LCD driver-ICs used in color LCD monitors, and system memories rose sharply compared with the same period a year earlier.

Computing and peripherals

Net sales: 36.9 billion yen (up 31.3%)

Net sales of semiconductors for computing and peripheral applications rose 31.3% to 36.9 billion yen. This application area covers semiconductors for servers, workstations, personal computers (PCs) and PC peripherals.

Sales growth was fueled by increased demand for system LSIs used in PC peripherals, specifically rewriteable DVD drives and printers.

Consumer electronics

Net sales: 23.2 billion yen (down 37.7%)

Net sales of semiconductors for consumer electronics applications were 23.2 billion yen, down 37.7% year on year. This area includes semiconductors for digital AV equipment and game consoles.

Despite sales growth in graphics processing LSIs used in DVD recorders, driver-ICs for plasma displays, and other semiconductors for digital AV equipment, overall sales fell sharply on lower sales of semiconductors for game consoles and conventional consumer electronic devices.

Automotive and industrial

Net sales: 21.6 billion yen (up 1.9%)

Net sales of semiconductors for automotive and industrial applications increased 1.9% year on year to 21.6 billion yen. This application area includes semiconductors used in automobiles and industrial systems, including medical equipment.

Sales of semiconductors for automobiles rose driven by strong demand for microcontrollers used in automobiles.

Multi-market ICs

Net sales: 18.0 billion yen (down 20.2%)

Net sales of multi-market ICs were 18.0 billion yen, down 20.2% year on year. This field covers general-purpose microcontrollers, gate arrays and multi-purpose SRAMs.

During the quarter, sales declined due to lower year-on-year performance from gate arrays, impacted by shrinking market demand.

Discrete, optical and microwave devices

Net sales: 29.7 billion yen (down 2.0%)

Net sales of discrete, optical and microwave devices decreased 2.0% year on year to 29.7 billion yen. This application area includes discrete devices such as diodes and transistors, and optical semiconductors, such as semiconductor lasers for optical communications equipment and semiconductors for optical storage devices. This area also encompasses microwave semiconductors for mobile handsets and other applications.

Third quarter sales for this sector declined due to lower sales of discrete devices for conventional consumer electronics compared to a year earlier.

Other

Net sales: 8.6 billion yen (down 55.2%)

Other net sales decreased 55.2% to 8.6 billion yen. This category primarily includes the sale of products other than semiconductors, such as color LCDs, by NEC Electronics' sales subsidiaries on a consignment basis.

NEC Electronics plans to continue downsizing these operations, as they are not part of NEC Electronics' core operations.

IV. Condensed Combined Financial Statements

1. Condensed combined statements of operations (third quarter) (unaudited)

	Three months ended December 31, 2003	% of net sales	(Reference) Three months ended December 31, 2002	% of net sales	Y-o-Y increase (decrease)	**Three months ended December 31, 2003**
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of U.S. dollars
Net sales	**175,296**	100.0	185,626	100.0	(10,330)	**1,638**
Cost of sales	**116,894**	66.7	131,509	70.8	(14,615)	**1,092**
Selling, general and administrative expenses	**42,854**	24.4	42,537	23.0	317	**401**
Operating income	**15,548**	8.9	11,580	6.2	3,968	**145**
Non-operating income	**1,413**	0.8	847	0.5	566	**13**
Interest and dividends	**102**		102		-	**1**
Other	**1,311**		745		566	**12**
Non-operating expenses	**3,088**	1.8	5,042	2.7	(1,954)	**29**
Interest	**317**		504		(187)	**3**
Other	**2,771**		4,538		(1,767)	**26**
Income before income taxes	**13,873**	7.9	7,385	4.0	6,488	**129**
Income taxes	**5,827**	3.3	3,101	1.7	2,726	**54**
Minority interest in losses of combined subsidiaries	**(310)**	(0.2)	(463)	(0.3)	153	**(3)**
Net income	**8,356**	4.8	4,747	2.6	3,609	**78**

(Notes)
1. NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.
2. U.S. dollars are translated from yen, for convenience only, at the rate of US$=107 yen.

2. Condensed combined statements of operations (nine months) (unaudited)

	Nine months ended December 31, 2003	% of net sales	(Reference) Nine months ended December 31, 2002	% of net sales	Y-o-Y increase (decrease)	Nine months ended December 31, 2003
	Millions of yen	%	Millions of yen	%	Millions of yen	Millions of U.S. dollars
Net sales	**523,340**	100.0	551,490	100.0	(28,150)	**4,891**
Cost of sales	**348,987**	66.7	391,236	70.9	(42,249)	**3,262**
Selling, general and administrative expenses	**133,543**	25.5	134,424	24.4	(881)	**1,248**
Operating income	**40,810**	7.8	25,830	4.7	14,980	**381**
Non-operating income	**2,906**	0.6	3,303	0.6	(397)	**27**
Interest and dividends	**284**		312		(28)	**3**
Other	**2,622**		2,991		(369)	**24**
Non-operating expenses	**10,323**	2.0	15,320	2.8	(4,997)	**96**
Interest	**1,118**		1,770		(652)	**10**
Other	**9,205**		13,550		(4,345)	**86**
Income before income taxes	**33,393**	6.4	13,813	2.5	19,580	**312**
Income taxes	**14,025**	2.7	5,801	1.1	8,224	**131**
Minority interest in losses of combined subsidiaries	**(1,104)**	(0.2)	(1,881)	(0.4)	777	**(10)**
Net income	**20,472**	3.9	9,893	1.8	10,579	**191**

(Notes)
1. NEC Electronics' combined information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus cost of sales and selling, general and administrative expenses.
2. U.S. dollars are translated from yen, for convenience only, at the rate of US$=107 yen.

.Combined Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2004
11-11-11

3. Condensed combined balance sheets

	December 31, 2003 (unaudited)	September 30, 2003 (unaudited)	Increase (decrease)	March 31, 2003	December 31, 2003 (unaudited)
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. Dollars
Current assets	**387,709**	374,852	12,857	295,220	**3,623**
Cash and cash equivalents	**192,154**	187,574	4,580	78,216	**1,796**
Notes and accounts receivable, trade	**94,967**	87,675	7,292	123,857	**888**
Inventories	**76,997**	73,290	3,707	77,077	**720**
Other current assets	**23,591**	26,313	(2,722)	16,070	**219**
Long-term assets	**358,631**	358,546	85	360,269	**3,352**
Investments	**10,350**	10,123	227	8,144	**97**
Property, plant and equipment	**291,361**	289,345	2,016	289,004	**2,723**
Other assets	**56,920**	59,078	(2,158)	63,121	**532**
Total assets	**746,340**	733,398	12,942	655,489	**6,975**
Current liabilities	**191,840**	188,109	3,731	216,877	**1,793**
Short-term borrowings and current portion of long-term debt	**12,096**	25,993	(13,897)	27,440	**113**
Notes and accounts payable, trade	**128,544**	112,634	15,910	127,455	**1,201**
Other current liabilities	**51,200**	49,482	1,718	61,982	**479**
Long-term liabilities	**192,960**	192,879	81	194,375	**1,803**
Long-term debt	**93,005**	92,964	41	94,345	**869**
Accrued pension and severance costs	**99,955**	99,915	40	100,030	**934**
Minority shareholders' equity in combined subsidiaries	**4,935**	4,704	231	5,310	**46**
Total shareholders' equity	**356,605**	347,706	8,899	238,927	**3,333**
Common stock	**85,955**	85,955	-	50,000	**803**
Additional paid-in capital	**275,711**	275,588	123	216,744	**2,577**
Retained earnings	**22,144**	13,788	8,356	1,672	**207**
Accumulated other comprehensive income (loss)	**(27,205)**	(27,625)	420	(29,489)	**(254)**
Total liabilities and shareholders' equity	**746,340**	733,398	12,942	655,489	**6,975**
Interest-bearing debt	**105,101**	118,957	(13,856)	121,785	**982**
Shareholders' equity ratio (%)	**47.8**	47.4	0.4	36.5	
D/E ratio (Times)	**0.29**	0.34	(0.05)	0.51	
Breakdown of accumulated other comprehensive income (loss)					
Foreign currency translation adjustments	**2,558**	3,346	(788)	4,944	**24**
Minimum pension liability adjustments	**(31,763)**	(32,791)	1,028	(34,919)	**(297)**
Unrealized gains (losses) on marketable securities	**2,041**	1,884	157	486	**19**
Unrealized gains (losses) on derivative financial instruments	**(41)**	(64)	23	-	**(0)**

(Note)
U.S. dollars are translated from yen, for convenience only, at the rate of US$=107 yen.

4. Condensed combined statements of cash flows (third quarter) (unaudited)

	Three months ended December 31, 2003	(Reference) Three months ended December 31, 2002	Y-o-Y increase (decrease)	Three months ended December 31, 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
I. Cash flows from operating activities				
Net income	**8,356**	4,747	3,609	**78**
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	**21,563**	22,324	(761)	**202**
(Increase) decrease in notes and accounts receivable	**(7,784)**	4,561	(12,345)	**(73)**
(Increase) decrease in inventories	**(4,234)**	(371)	(3,863)	**(40)**
Increase (decrease) in notes and accounts payable	**11,329**	7,684	3,645	**106**
Other, net	**6,214**	(773)	6,987	**58**
Net cash provided by operating activities	**35,444**	38,172	(2,728)	**331**
II. Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	**583**	3,179	(2,596)	**5**
Additions to property, plant and equipment	**(19,093)**	(16,253)	(2,840)	**(178)**
Proceeds from sales of marketable securities	**1,686**	47	1,639	**16**
Increase in other investment securities and marketable securities	**(873)**	(190)	(683)	**(8)**
Other, net	**1,013**	1,132	(119)	**9**
Net cash used in investing activities	**(16,684)**	(12,085)	(4,599)	**(156)**
Free cash flows	**18,760**	26,087	(7,327)	**175**
III. Cash flows from financing activities				
Net proceeds from (repayments of) borrowings	**(13,161)**	21,951	(35,112)	**(123)**
Other, net	**(1)**	-	(1)	**(0)**
Net cash provided by (used in) financing activities	**(13,162)**	21,951	(35,113)	**(123)**
Effect of exchange rate changes on cash and cash equivalents	**(1,018)**	(134)	(884)	**(9)**
Net increase in cash and cash equivalents	**4,580**	47,904	(43,324)	**43**
Cash and cash equivalents at beginning of period	**187,574**	16,276	171,298	**1,753**
Cash and cash equivalents at end of period	**192,154**	64,180	127,974	**1,796**

(Note)
U.S. dollars are translated from yen, for convenience only, at the rate of US$=107 yen.

5. Condensed combined statements of cash flows (nine months) (unaudited)

	Nine months ended December 31, 2003	(Reference) Nine months ended December 31, 2002	Y-o-Y increase (decrease)	Nine months ended December 31, 2003
	Millions of yen	Millions of yen	Millions of yen	Millions of U.S. dollars
I. Cash flows from operating activities				
Net income	**20,472**	9,893	10,579	**191**
Adjustments to reconcile net income				
to net cash provided by operating activities				
Depreciation and amortization	**59,124**	64,465	(5,341)	**553**
(Increase) decrease in notes and accounts receivable	**25,365**	21,800	3,565	**237**
(Increase) decrease in inventories	**(1,420)**	7,859	(9,279)	**(13)**
Increase (decrease) in notes and accounts payable	**(12,682)**	8,896	(21,578)	**(119)**
Other, net	**5,292**	(1,939)	7,231	**50**
Net cash provided by operating activities	**96,151**	110,974	(14,823)	**899**
II. Cash flows from investing activities				
Proceeds from sales of property, plant and equipment	**1,616**	6,180	(4,564)	**15**
Additions to property, plant and equipment	**(48,419)**	(47,938)	(481)	**(453)**
Proceeds from sales of marketable securities	**1,765**	295	1,470	**16**
Increase in other investment securities and marketable securities	**(873)**	(463)	(410)	**(8)**
Other, net	**(8,399)**	(8,164)	(235)	**(78)**
Net cash used in investing activities	**(54,310)**	(50,090)	(4,220)	**(508)**
Free cash flows	**41,841**	60,884	(19,043)	**391**
III. Cash flows from financing activities				
Net proceeds from (repayments of) borrowings	**(14,761)**	(8,493)	(6,268)	**(138)**
Proceeds from public stock offerings, net	**92,885**	-	92,885	**868**
Other, net	**(4,498)**	-	(4,498)	**(42)**
Net cash provided by (used in) financing activities	**73,626**	(8,493)	82,119	**688**
Effect of exchange rate changes on cash and cash equivalents	**(1,529)**	(784)	(745)	**(14)**
Net increase in cash and cash equivalents	**113,938**	51,607	62,331	**1,065**
Cash and cash equivalents at beginning of period	**78,216**	12,573	65,643	**731**
Cash and cash equivalents at end of period	**192,154**	64,180	127,974	**1,796**

(Note)
U.S. dollars are translated from yen, for convenience only, at the rate of US$=107 yen.

Cautionary Statements:

The statements in this press release with respect to the plans, strategies and forecasts of NEC Electronics and its consolidated subsidiaries (collectively "we") are forward-looking statements involving risks and uncertainties. We caution in advance you that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, our products and services in the marketplace; our ability to continue to win acceptance of our products and services in these highly competitive markets; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy; a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the projected results forecast.

Incases where the information contained in the press release falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law of Japan, if you (and directors or employees of your company if the content of this press release come to their knowledge in connection with their duty) read this press release before the time of "Publication" (which is defined under the Securities and Exchange Law of Japan and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3 am on January 28, 2004 (JST), you (and directors or employees of your company if the content of this press release comes to their knowledge in connection with their duties) may be prohibited from purchasing, selling, or making other transactions of shares of our stock before the time of Publication.

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